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FIRST MINING ANNOUNCES DEEP EXPLORATION DRILLING
RESULTS FOR ITS GOLDLUND GOLD PROJECT

February 5, 2018

VANCOUVER, BC, CANADA – First Mining Gold Corp. (“First Mining” or the “Company”) is pleased to announce the drilling results of the four drill holes from its deep diamond drill exploration program within Zone 7 (see Tables 1 and 2) at First Mining’s 100% owned Goldlund Gold Project (“Goldlund”) located near the town of Sioux Lookout in northwestern Ontario, Canada.

Drilling Highlights:

•	Hole GL-17-010 intersected 83.0 metres of 1.35 grams per tonne gold
	o	including 1.0 metre of 74.95 grams per tonne gold

•	Hole GL-17-051 intersected 72.0 metres of 0.65 grams per tonne gold
	o	including 2.0 metres of 6.18 grams per tonne gold

•	Hole GL-17-106 intersected 56.0 metres of 0.40 grams per tonne gold
	o	including 2.0 metres of 4.74 grams per tonne gold

Note: Assaying for the 2017 and 2018 Goldlund drill programs is being done by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake, ON. and Burnaby, BC. Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut.

The primary goal of the deep hole drilling campaign at Goldlund, which was comprised of four diamond drill holes, was to gain further knowledge on the geology and gold mineralization within the deeper sections of Zone 7 (See Figures 1 and 2). Each of these holes were originally drilled during the Phase 1 drilling campaign and were extended during the Phase 2 exploration and infill drilling program. Today’s assay results demonstrate that gold mineralization at Goldlund continues to considerable depths.

The Company is now focusing on exploration and infill drilling within the Zone 1 area and will soon shift to drill targets outside of the current resource estimate boundary.

Keith Neumeyer, the Chairman of First Mining, stated, “When First Mining acquired the Goldlund Project we knew that it had considerable upside. With our shift from infill drilling to exploration drilling outside of the current resource area, we hope to be able to demonstrate that Goldlund has exceptional exploration upside which we believe will yield considerable value for our shareholders.”

All four drill holes (GL-17-010; 051; 106; and 108) were previously drilled during the infill drilling campaign which was completed in May 2017. Drill hole GL-17-010 was originally drilled to a depth of 305.0 metres, with assay results made public in the Company’s news release dated July 10, 2017. Subsequently this hole was extended to a depth of 629.0 metres during the Phase 2 campaign. Drill holes GL-17-051, GL-17-106 and GL-17-108 were originally drilled to depths of 341.0, 302.0, and 328.5 metres, respectively, with the assay results of these holes detailed in the Company’s news release dated July 27, 2017. Subsequently, the Company decided to extend the depth of these drill holes so as to investigate the presence of additional gold mineralization at depth. Drill holes GL-17-051, GL-17-106 and GL-17-108 were extended to depths of 629.0, 455.0 and 500.0 metres respectively, during the Phase 2 campaign. In all four holes significant intersections of gold mineralization were encountered at depth.

Gold observed during the current drilling program at Goldlund occurs both as fine disseminations in quartz vein stockworks and as more discrete larger grains up to 2 mm spatially associated with pyrite in the quartz veins. Calaverite, a gold telluride mineral, has been noted occasionally in higher grade intervals on fracture surfaces in the quartz veins. Higher grade gold distribution in the granodiorite dikes is often, but not always, associated with zones of more intense quartz stockworking and potassic alteration. Figure 2 below displays a cross-section of the geology and gold mineralization with drill holes GL-17-010 to GL-17-014.

Table 1. Drill Hole Assay Results from Goldlund

	Hole ID	From (m)	To (m)	Length (m)	Au g/t
	GL-17-010	389.0	390.6	1.6	1.49
	and	545.0	628.0	83.0	1.35
GL-17-010*	inc	545.0	546.0	1.0	74.95
	andinc	575.0	580.0	5.0	3.19
	andinc	576.0	577.0	1.0	13.63
	GL-17-051	369.0	441.0	72.0	0.65
	inc	369.0	371.0	2.0	4.87
GL-17-051*	and inc	398.0	399.0	1.0	6.27
	and inc	413.0	421.0	8.0	2.59
	and inc	413.0	415.0	2.0	6.18
	GL-17-106	315.0	371.0	56.0	0.40
	inc	325.0	327.0	2.0	1.19
GL-17-106*	and inc	355.0	357.0	2.0	4.74
	and inc	369.0	371.0	2.0	1.37
	and	401.0	402.0	1.0	5.86
GL-17-108*	GL-17-108	366.0	368.0	2.0	1.48

Assaying for the 2017 Goldlund drill program is being done by SGS at their laboratories in Red Lake, Ontario, and Burnaby, BC. Prepared samples are analyzed for gold by either Bulk Leach Extractable Gold (BLEG) assay techniques or by lead fusion fire assay with an atomic absorption spectrometry (AAS) finish. Multi-element analysis on the mineralized zones is also being undertaken by two-acid aqua regia digestion with ICP-MS and AES finish.

* These holes were drilled in Phase 1 then extended in Phase 2 therefore some intervals (not shown here) have been reported in earlier First Mining news releases.

Figure 1. Plan Map

Table 2. Drill Hole Locations

Hole ID	Azimuth °	Dip °	Final Depth (m)	UTM East	UTM North	Section
GL-17-106 (Extended from 302m)	180	-80	455.0	545900	5527275	545900E
GL-17-108 (Extended from 328.5m)	180	-80	500.0	545901	5527254	545900E
GL-17-010 (Extended from 305m)	180	-80	629.0	545752	5527244	545750E
GL-17-051 (Extended from 341m)	180	-80	629.0	545951	5527284	545950E

QA/QC Procedures

The QA/QC program for the 2017 drilling program at Goldlund consists of the submission of duplicate samples and the insertion of certified reference materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2017 program consist of 5 different gold grades ranging from 1 to 9 g/t, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as ‘coarse’ or ‘pulp’ duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted for screened metallic fire assay analysis and to an umpire lab for check assaying. SGS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Figure 2. Cross-Section through the Goldlund Project

Zone 7
A'
B'
Elev (m)
450
400
350
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
-300
Ground Surface
Historical Drillhole
Porphyry
Granodiorite
Volcanics
GL-17-011
GL-17-013
GL-17-012
GL-17-014
GL-17-010
Hole GL-17-010 extended from 305m to 629m
Gabbro
Downhole Assay
Gold (Au) g/t
> 10.0
5.0 - 10.0
1.0 - 5.0
0.5 - 1.0
0.1 - 0.5
< 0.1
Interval Reported
0
Meters
100
FIRST MINING GOLD
Goldlund Property
Cross Section, Zone 7
545750E
Viewing East 90 ° +/- 25m

Hole ID	From (m)	To (m)	Length (m)	Au g/t
GL-17-010	389	390.6	1.6	1.49
and	545	628	83	1.35
inc	545	546	1	74.95
and inc	575	580	5	3.19
and inc	576	577	1	13.63

Dr. Chris Osterman, P.Geo., COO of First Mining, is the “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and he has reviewed and approved the scientific and technical disclosure contained in this news release.

ABOUT THE GOLDLUND GOLD PROJECT

The Goldlund deposit is situated within a land package of approximately 280 square kilometres (28,000 hectares) referred to as the Goldlund Gold Project. The Property has a strike-length of over 50 kilometres in the Wabigoon Subprovince. Goldlund is an Archean lode-gold project located in northwestern Ontario, approximately 60 kilometres from the township of Dryden. The claims that make up the land package cover the historic Goldlund and Windward mines. On January 9, 2017, the Company announced an initial mineral resource estimate for Goldlund that was prepared by WSP Canada Inc. in accordance with NI 43-101. At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Indicated Resources of 9.3 million tonnes at 1.87 g/t Au, or 560,000 ounces of gold. At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Inferred Resources of 40.9 million tonnes at 1.33 g/t Au, or 1,750,000 ounces of gold. The technical report for this resource estimate, which is titled “Technical Report and Resource Estimation Update on the Goldlund Project” and is dated February 7, 2017, is available under the Company’s SEDAR profile at www.sedar.com, and is also available on the Company’s website at www.firstmininggold.com.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of seven million ounces of gold in the Measured and Indicated categories and nearly five million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President of Investor Relations at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources at Goldlund; and (ii) the potential for exploration upside at Goldlund. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at Goldlund at estimated grades; (ii) the capacities and durability of various machinery and equipment; and (iii) success in realizing proposed drilling programs. Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; (ii) general risks related to exploration drilling programs; (iii) developments in world metals markets; (iv) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (v) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (vi) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2016 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.